                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 3)*

                                    PHC, Inc.
                                (Name of Issuer)

                      Class A Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                 (CUSIP Number)

                           Gary D. Halbert, President
                        ProFutures Fund Management, Inc.
            1310 Highway 620 South -- Suite 200, Austin, Texas 78734
                                 (512) 263-3800

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 20, 1998
              (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition of which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [__].

Note: Six copies of this statement, including all Exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. ___________________

1)   Name of Reporting Person
     SS or IRS Identification No. of Above Person

          ProFutures Special Equities Fund, L.P.
          74-2786952

2)   Check the Appropriate Box if a Member of a Group
     (a) [ ]
     (b) [X]
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3)   SEC Use Only

4)   Source of Funds (See Instructions)      WC

5)   Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)

          [__]

6)   Citizenship or Place of Organization

          Delaware

Number of Shares Beneficially Owned by Reporting Person:

     7)  Sole Voting Power        329,824

     8)  Shared Voting            329,824

     9)  Sole Dispositive Power   329,824

     10) Shared Dispositive Voting Power   329,824

11)  Aggregate Amount Beneficially Owned by each
     Reporting Person     329,824

12)  Check if the Aggregate Amount in Row 11 Excludes
     Certain Shares   (See Instructions)
          [__]

13)  Percent of Class Represented by Amount in Row 11:

          7.03%

14)  Type of Reporting Person

          PN


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                             Schedule 13D (cont'd.)

                                   PHC, INC.

     ProFutures Special Equities Fund, L.P. ("PSEF") hereby amends PSEF's Statement on Schedule 13D (the "Statement") filed on June 13, 1997 in connection with PSEF's ownership of shares of Class A Common Stock, $0.01 par value per share (the "Common Stock"), of PHC, Inc. (the "Company"):

     Item 5 of the Statement, "Interest in Securities of the Issuer," is hereby amended by adding the following statements:

     (a) and (b) The aggregate number of shares of Common Stock owned beneficially by PSEF as of the close of business on January 20, 1998 was 329,824, or approximately 7.03% of the shares of Common Stock outstanding. This percentage is based upon 4,689,304 shares of Common Stock reported to be outstanding in the Company's September 30, 1997 Form 10-QSB. Warrants for the purchase of a minimum of 3,000 shares of Common Stock, which will be due and payable by the Company to PSEF once a registration statement covering the shares underlying the Units becomes , have not been included in amount of shares beneficially owned.

    (c) PSEF sold Common Stock of the Company in the following brokered transactions on the NASDAQ Small Cap Market (dates are settlement dates):

     Date       No. of Shares     Price   Transaction
     9/30/97         4,000        $2.83      sold
     10/1/97        13,900         2.89      sold
     10/2/97         5,500         2.94      sold
     10/6/97        12,000         2.90      sold
     10/10/97        7,000         2.75      sold
     10/21/97        6,000         2.88      sold
     11/04/97        5,000         2.63      sold
     11/10/97        4,000         2.69      sold
     11/10/97        1,000         2.69      sold
     11/13/97        2,500         2.75      sold
     11/18/97        4,800         2.75      sold
     12/2/97         2,100         2.37      sold
     12/17/97        2,500         2.37      sold
     12/18/97        1,000         2.31      sold
     1/20/98         6,500         2.31      sold



                                   SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct, and the undersigned agree that this statement shall be filed on behalf of each of them.

Dated: January 20, 1998


                     PROFUTURES SPECIAL EQUITIES FUND, L.P.

     By: ProFutures Fund Management, Inc., a General Partner

     By: /s/ Gary D. Halbert
         Gary D. Halbert, President



Each of such Reporting Persons certifies only the information stated herein regarding such Reporting Person.